Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 001-39774

The following email and memorandum were sent to certain former employees of Rover on February 11, 2021.

Subject Line: An exciting new chapter for Rover

To former Rover employees who are option holders:

Today is an exciting day. This morning, Rover announced a new milestone that will allow us to accelerate our investment in our growth, and mission: We’re officially taking the next step toward becoming a public company by entering into a merger agreement with Nebula Caravel Acquisition Corporation, a special purpose acquisition company (SPAC) that enables Rover to become a public company more efficiently than a traditional IPO.

Upon closing this transaction—which we expect to happen in Q2 2021—Rover will become a public company listed on the Nasdaq under ticker ROVR.

It’s important to remember that this deal has not closed yet. It’s still subject to a number of key steps, including governmental reviews and shareholder approvals, and other closing conditions. In the meantime, we’ve attached a resource with FAQs to help provide clarity for this point in the process.

If you’d like to share this news, please feel free to share our press release. Because this process is still in-motion, we are asking everyone to please avoid public speculation on the ongoing process outside of the press release.

If I’m feeling one thing today, it’s gratitude for the many team members—past and present—who’ve helped us reach this phase of growth. This past year has been remarkably challenging on many levels, and we’ve often navigated the business with heavy hearts. We’re grateful that today we can embrace recovery and look ahead to an optimistic future, and it’s our exceptional team over many years that has helped us reach this point.

Moving forward, we will share updated FAQs with you as needed and may share other documents as well. We expect to share the next FAQ update on Thursday, Feb 18, after appropriate forms have been filed with the SEC. If you have any questions that are not answered in the FAQs, please contact [XX]@rover.com.

We’re looking forward to all that’s to come as we continue on this journey together.

All the best,

Aaron Easterly

CEO

Rover-Caravel Deal Announcement: Non-Employee Option Holder FAQ

Key Questions

1.	What is Rover announcing?

Rover and Nebula Caravel Acquisition Corporation, a special purpose acquisition company (or a “SPAC”), have entered into a deal. Specifically, we have signed an agreement with Caravel, but the transactions contained in that agreement will not be complete until the deal “closes,” which is a likely—but not a guaranteed—outcome.

Once the deal closes, Rover and Caravel will be a combined public company, with Rover’s name, brand, team, company values, and mission. Rover’s stock will become publicly traded under ROVR on Nasdaq. As a result of this deal, we’ll have more capital to invest in our growth and expansion.

2.	Who is Nebula Caravel Acquisition Corporation?

Nebula Caravel Acquisition Corporation is a special purpose acquisition company (SPAC) sponsored by True Wind Capital, a San Francisco-based private equity firm with deep technology investing experience. A SPAC isn’t an operating company, but rather an entity designed to take organizations public without going through the traditional IPO process. These publicly traded corporations combine with other companies, which then also becomes part of the public company. SPACs are becoming increasingly common as an efficient path to raising capital and going public, rather than a traditional IPO or a direct listing.

3.	What happens next?

Following today’s announcement, Rover and Caravel will continue the process toward closing the transaction. This includes navigating review processes with government agencies like the SEC, obtaining shareholder approvals, as well as satisfying certain other conditions set forth in the agreement with Caravel. Rover has been preparing to be a public company for some time, so we don’t anticipate any major changes across the organization. Once the SEC has declared effective the disclosure documents related to this transaction, we have completed certain administrative and corporate governance actions, and the other conditions set forth in the agreement with Caravel have been met, we’ll be ready for the deal to close. As stated in our press release, we are planning for the deal to close in Q2 2021.

4.	Is this announcement good news for employees and shareholders?

We’re excited and we hope you are too! The proposed transaction ascribes an enterprise value to Rover of $1.35 billion, roughly 40% more than Rover’s valuation in the final private fundraise round in May 2018. When closed, this deal will also result in a significant amount of money in Rover’s bank account, accelerating Rover’s growth and continued delivery of our mission. In addition, it may also provide employees and shareholders with the option for liquidity. However, it is important to know that there is still a chance the deal does not close, due to unexpected circumstances. That would be less-good news, but this announcement would still signal that Rover is a healthy business that has drawn significant public market attention.

5.	What is insider trading? Can I buy or sell Nebula Caravel Acquisition Corporation (NEBC) securities? What can I say about this publicly?

Insider trading is the buying or selling of a publicly traded company’s stock by someone who has material nonpublic information about that stock. Material nonpublic information is any information that could substantially impact an investor’s decision to buy or sell the security that has not been made available to the public. Since Caravel will trade based on the prospects of completing the combination with us, this could include information about our financial performance, projections, vendor relationships, and product plans. Recent Rover employees likely have nonpublic information about Rover and Caravel. Insider trading is a crime punishable by both monetary penalties and imprisonment.

Given that you likely have nonpublic information about Caravel because of your knowledge of Rover, you should not buy or sell Caravel securities, and you should not recommend that anyone else buy or sell Caravel securities. Caravel is a public company that trades on the Nasdaq, and as of today, February 11, 2021, its securities will trade based in part on the market’s perception of Rover.

In summary:

•	You should not buy or sell publicly traded stock when you have nonpublic information that impacts its potential value.

•	You should only share information that’s publicly available when discussing Rover or Caravel with non-employees.

6.	When will I learn more about all of the equity-related items above?

There’s a lot of complicated information to absorb, we know! Next week, once appropriate forms have been filed with the SEC, we will follow up with a more in-depth FAQ that covers the transaction, its timing, and specific decisions you may need to make.

Other Questions

7.	What decision authority does Caravel have to make changes to the business and team at Rover?

Going forward, Rover’s Executive team will remain the same. Assuming the transaction closes, True Wind Capital, the sponsor of Caravel, will act as an investor and one of the executives at True Wind will join our board of directors.

8.	Will former employees be eligible to benefit from this event?

Yes. If you are receiving this FAQ, it’s because you have unexpired stock options and are eligible to benefit.

All shareholders (including former employees) will be receiving additional updates on important information and resources related to this deal.

9.	Are Rover customers aware of the change for Rover?

This announcement is public information, so many customers may be aware. We are sending an email to active sitters and will be including a mention of this transaction in owner-facing newsletter content.

10.	What should I do if I receive a call from the media?

If you’re contacted by a member of the media, please do not provide any information about Rover and instead direct the request to Kristin Sandberg at pr@rover.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger involving Nebula Caravel Acquisition Corporation “Caravel”) and A Place for Rover, Inc. (“Rover”). Caravel intends to file a Registration Statement on Form S-4 with the SEC, which will include a proxy statement and prospectus of Caravel and an information statement of Rover, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/information statement will also be sent to the stockholders of Caravel and Rover, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Caravel and Rover are urged to carefully read the entire registration statement and proxy statement/prospectus/information statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Caravel with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SPAC may be obtained free of charge from Caravel at https://www.truewindcapital.com/.

Caravel, Rover and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Caravel, in favor of the approval of the merger. Information regarding SPAC’s directors and executive officers is contained in the section of Caravel’s Form S-1 titled “Management,” which was filed with the SEC on dated November 20, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus/information statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Caravel’s and Rover’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Caravel’s Form S-1 titled “Risk Factors” which was filed with the SEC on December 9, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Caravel’s or Rover’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Caravel nor Rover is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Caravel has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Caravel’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Caravel or Rover are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Rover’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the number of redemption requests made by Caravel’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Caravel to certain institutional accredited investors, the risk that the announcement and consummation of the transactions disrupts Rover’s current plans and operations, costs related to the transactions, the outcome of any legal proceedings that may be instituted against Caravel, Rover, the combined company or any of their respective directors or officers, following the announcement of the transactions, the ability of Caravel’s or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Caravel filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Caravel’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and Caravel’s proxy statement/prospectus/information statement when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Caravel’s and Rover’s control. While all projections are necessarily speculative, Caravel and Rover believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Caravel and Rover, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Caravel and is not intended to form the basis of an investment decision in Caravel. All subsequent written and oral forward-looking statements concerning Caravel and Rover, the proposed transaction or other matters and attributable to Caravel and Rover or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.